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                                                                     EXHIBIT 4.6



            FIRST AMENDMENT TO THE BOOKS-A-MILLION, INC. 1999 AMENDED
                   AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

           The purpose of the Employee Stock Purchase Plan is to encourage stock ownership by eligible employees in the belief that such ownership will increase the employees' interest in the success of the Company and provide an additional incentive for such employees to remain in the employ of the Company. The Board of Directors feels that the Employee Stock Purchase Plan has proved to be of substantial value in stimulating the efforts of employees by increasing their ownership stake in the Company. The Employee Stock Purchase Plan was amended and restated in its entirety by the Board of Directors effective April 19, 1999 and renamed the 1999 Amended and Restated Employee Stock Purchase Plan (the "Amended and Restated Plan").

As of March 31, 2002, 182,800 of the authorized 200,000 shares had been purchased through the plan, leaving only 17,200 available for future purchases. Therefore, the Board of Directors approved the First Amendment to the Amended and Restated Plan on March 20, 2002, increasing the number of shares authorized for purchase by employees under such plan to a maximum of 400,000, subject to adjustment in the event of certain changes in the capitalization of the Company.